

CF Audits LLC
CROWDFUNDING AUDITS AND REVIEWS

Subject: Consent of Independent Auditor

Date: June 19, 2024

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form C, as it may be amended, and it's valuation of our Independent Auditor's Reports dated June 19, 2024 relating to the balance sheets of Black Unicorn Factory Inc. as of January 31, 2024, the related statements of operations, changes in stockholders' Equity, and cash flows for the years then ended, and the related notes to the financial statements.

We also consent to the reference to us under the heading "Experts" in this registration.

Amjad Abu Khamis
June 16, 2024

Amjad N I Abu Khamis

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
646-689-4725
cpa@cfaudits.com